1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2006
___________________
SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)
___________________
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___

Resolution of the Board Directors regarding the Dividends Payment
Future Business and Management Plan (1)
Future Business and Management Plan (2)
Forward-Looking Statement Disclaimer
SIGNATURES

Resolution of the Board Directors regarding the Dividends Payment

1.	Cash dividends per share of Common Stock	Common Stock Preferred Stock	8,000 —
2.	Dividend Payout Ratio (%)	Common Stock Preferred Stock	4.3% —
3.	Record Date	December 31, 2005
4.	Proposed dividend Payment Date	—
5.	Details		Current period	Previous period
	a. Annual dividend per share (KRW)	Common Stock Preferred Stock	9,000 —	10,300 —
	a.1. Year end dividend (KRW)	Common Stock Preferred Stock	8,000 —	9,300 —
	a.2. Interim dividend (KRW)	Common Stock Preferred Stock	1,000 —	1,000 —
	b. Dividend Ratio to Market Value (%) (including interim dividend)	Common Stock Preferred Stock	4.8 —	5.2 —
	c. Total Annual Dividend (KRW)		662,528,664,000	758,227,248,800
	d. Net Income (KRW)		1,871,380,090,020	1,494,851,675,099
6.	Proposed General Meeting Date	—
7.	Date of Board Resolution	January 23, 2006
	a. Attendance of the Non-Executive Directors	Participants Non-attendees	7 —
	b. Attendance of the Auditors	—
8.	Others	— 4. Proposed dividend payment date and 6. Proposed date for General Meeting of Shareholders — To be decided.
— The above stated details subject to amendment by the General Meeting of Shareholders.
❖	Relevant Disclosure Date	—

Future Business and Management Plan (1)
(The following information is subject to change.)

1.	Plan Type		a. 2006 Guidance b. Growth Strategy c. Return value to shareholders
2.	Plan Purpose		a. — b. Development of new engines for growth c. Enhancing Shareholder Value
3.	Promotion Schedule		a. 2006 b. 2006 c. 2006 – 2007
4.	Expected Investment Amount		—
5.	Details	a. 2006 Guidance
a.1: Revenue target — 10.5 trillion won
a.2: Data & Contents Business revenue target: 29.5% of total revenue (excluding interconnection fees)
a.3: Marketing expenses: Up to 17.5% of revenue
a.4: EBITDA target: 4.4 trillion won
a.5: CapEx target: 1.6 trillion won
b. Growth Strategy
b.1: Promote the competitiveness of our core business
b.2: Continue to strengthen our global expansion.
c. Return value to shareholders
c.1: In 2006, we plan to increase our dividend payout ratio to up to 40% of net income and also plan to buyback approximately Korean Won 200 billion in treasury shares. We have similar plans for 2007.
6.	Expected Effect		—
7.	Obstacles		—
8.	Decision Date (Board Meeting Date)		—
9.	Disclosure	Information Provider	SK Telecom IR Department
		Information Recipient	Investment Analysts/Institutional Investors

		Date, Venue, and Event of Disclosure	— Date: January 24, 2006, 10:00 a.m. — Event: Conference call on 2005 Annual Results — Venue: SK Telecom Conference Room (Teleconference)
10.	Contact Information	Head in charge of Disclosure	Hyung Jong, Song, IR Department (6100-1600)
		Person Managing Disclosure	Young Jin, Kim, IR Department (6100-1639)
		Relevant Department	IR Department (6100-1640)
11.	Others		The management plan and projections set forth above may not be realized depending on management and business circumstances. The substance of the above teleconference can be accessed through our website — www. sktelecom.com.

Future Business and Management Plan (2)
(The following information is subject to change.)

1.	Plan Type		a. 2006 Guidance b. Business in Vietnam c. Return value to Shareholders
2.	Plan Purpose		—
3.	Promotion Schedule		a. 2006 b. — c. —
4.	Expected Investment Amount		—
5.	Details	a. 2006 Guidance
a.1: Subscriber target — 20 million
a.2: CapEx:
— HSDPA: 570 Billion won
— Wibro: 170 Billion won
b. Business in Vietnam
— In relation to our investment in Vietnam, the Company plans to invest up to $100 million in 2006 and up to $180 million in 2007 (which would increase the Company’s equity interest in the venture to 85%).
c. Return value to shareholders
— We have no plans to sell treasury shares on the market at present.
6.	Expected Effect		—
7.	Obstacles		—
8.	Decision Date (Board Meeting Date)		—
9.	Disclosure	Information Provider	SK Telecom IR Department
		Information Recipient	Investment Analysts/Institutional Investors
		Date, Venue, and Event of Disclosure	— Date: January 24, 2006, 10:00 a.m. — Event: Conference call on 2005 Annual Results — Venue: SK Telecom Conference Room (Teleconference)

10.	Contact Information	Head in charge of Disclosure	Hyung Jong, Song, IR Department (6100-1600)
		Person Managing Disclosure	Young Jin, Kim, IR Department (6100-1639)
		Relevant Department	IR Department (6100-1640)
11.	Others		The management plan and projections set forth above may not be realized depending on management and business circumstances. The substance of the above teleconference can be accessed through our website — www. sktelecom.com.
Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Hyun Jong Song
(Signature)
	Name:	Hyun Jong Song
	Title:	Vice President

Date: February 1, 2006